February 12, 2025

Paul F. Hickey
Chief Executive Officer
ReShape Lifesciences Inc.
18 Technology Dr, Suite 110
Irvine, CA 92618

       Re: ReShape Lifesciences Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed February 6, 2025
           File No. 333-284362
Dear Paul F. Hickey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Coverpage

1. Please revise the cover page to highlight that the warrants will not be exercisable at closing and that there is a risk that the warrants could expire worthless if shareholder approval is not obtained in the future.
2. We note that your revised disclosure indicates that you have added an "alternative cashless exercise option." Based on your disclosures on pages 47-48 it appears that each warrant could be exercised for 1.2 common shares on a cashless basis rather than for one share on a cash basis. Accordingly, please revise the prospectus header to reflect, if true, that you are offering up to 1,591,512 shares of common stock underlying the Warrants rather than 1,326,260 shares. Also highlight that the
          alternative cashless exercise    provision would allow a warrant
holder to receive 1.2
       shares of common stock without the holder having to make any exercise payment.
 February 12, 2025
Page 2

      Explain that as a result you do not expect to receive any cash proceeds from the exercise of the Warrants because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price in cash to receive one share when they could choose the alternative cashless exercise option and pay no money to receive 1.2 shares.
       Please contact Doris Stacey Gama at 202-551-3188 or Joe McCann at 202-551-6262
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Brett Hanson, Esq.